UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       VALUE CITY DEPARTMENT STORES, INC.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    920387107
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     450 Park Avenue                                 Lowenstein Sandler PC
     28th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 26, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    920387107
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  9,810,729*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     22.4%*
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  14)  Type of Reporting Person (See Instructions):       IA, IN
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*   Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the holder of Senior Subordinated Convertible Loans in the principal amount of $37,500,000 (the "Senior Loans"). The Senior Loans are convertible at any time to the extent any portion of the loan remains outstanding at the option of the holder thereof into shares of the Common Stock, no par value (the "Shares"), of Value City Department Stores, Inc., an Ohio corporation (the "Company"). The conversion price of the Senior Loans is $4.50 per share, subject to certain conversion price adjustments. Further, Cerberus is the holder of a warrant to purchase 1,477,396 Shares (subject to certain conversion price adjustments) in connection with an additional loan made to the Company. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by Cerberus. Thus, as of September 26, 2002, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 9,810,729 Shares, or 22.4% of the Shares deemed issued and outstanding as of that date. See Item 5 of this Schedule 13D Amendment No. 1 for additional information.

Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D. Mr. Feinberg, however, believes that the current market price of the Shares does not reflect the intrinsic value of the Shares. As a result, he, along with other Cerberus personnel, intends to closely monitor and evaluate the performance of the Shares, including but not limited to continued analysis and assessment of the Company's assets, operations, business, management, financial condition, capital structure and prospects. Although Mr. Feinberg has no current plans or proposals to do so, based upon the results of such evaluation and the future market price of the Shares, he may in the future consider taking certain actions regarding the Company and the Shares, including, among other things, (i) communicating with both the Company and other shareholders of the Company (and/or persons who may desire to become shareholders of the Company) regarding his view of the underperformance and depressed market price of the Shares, (ii) initiating a tender offer for some or all of the Shares, (iii) making additional purchases of the Shares in the open market and/or in one or more private transactions, (iv) seeking to cause the Company to enter into one or more significant business transactions and/or (v) developing other or additional plans or proposals which relate to, or are similar to, one or more of the foregoing. Alternatively, Mr. Feinberg may in the future consider selling all or a portion of the securities of the Company reported herein. Any such action by Mr. Feinberg will in each case be dependent upon the market price of the Shares, then-prevailing market conditions, the responsiveness and actions of the board of directors and management of the Company to maximize the value of the Shares and such other factors that Mr. Feinberg may from time to time deem relevant.


Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

          Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 3, 2002, there were 33,988,374 Shares deemed issued and outstanding as of September 5, 2002. As of September 26, 2002, Cerberus is the holder of Senior Loans in the principal amount of $37,500,000. The Senior Loans are convertible at any time to the extent any portion of the loan remains outstanding at the option of the holder thereof into Shares. The conversion price of the Senior Loans is $4.50 per share, subject to adjustments in certain circumstances. As a result, Cerberus has the right to acquire 8,333,333 Shares upon conversion of the Senior Loans.

          In connection with the Financing Agreement, Cerberus was issued a warrant to purchase 1,477,396 Shares (subject to certain conversion price adjustments). The warrant is exercisable at any time at the option of the holder thereof until June 11, 2012.

          Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by Cerberus. Thus, as of September 26, 2002, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 9,810,729 Shares, or 22.4% of the Shares deemed issued and outstanding as of that date.

          During the sixty days prior to September 26, 2002, neither Mr. Feinberg nor any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares. However, at the annual meeting of the shareholders of the Company held on September 26, 2002, the shareholders of the Company approved the issuance of additional Shares issuable upon conversion of amounts outstanding under the Loan Agreement and the issuance of the warrant and the Shares issuable upon exercise thereof, resulting in the beneficial ownership of the 9,810,729 Shares reported herein.


                            [signature page follows]

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              October 1, 2002


                                               /s/ Stephen Feinberg
                                              ----------------------------------
                                              Stephen Feinberg, in  his capacity
                                              as the managing member of Cerberus
                                              Associates,  L.L.C.,  the  general
                                              partner of Cerberus Partners, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).